CORRELL CO. INVESTMENT SERVICES CORP.

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	359,192
Receivable from broker-dealer		135,992
Securities owned, at fair value		589,429
Commissions receivable		3,127
Other assets		18,311
	$	1,106,051
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	15,615
Deferred income taxes payable		70,449
		86,064
Stockholders' equity		
Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding		5,000
Additional paid-in capital		9,937
Retained earnings		1,005,050
		1,019,987
	$	1,106,051

See accompanying notes.